AMENDMENT to the
DECLARATION OF TRUST
of
OPPENHEIMER QUEST INTERNATIONAL VALUE FUND

This Amendment is made as of March 8, 2012, to take effect March 29, 2012, to the Declaration of Trust of Oppenheimer Quest International Value Fund (the "Trust"), dated as of September 14, 2009, by the duly authorized individual executing this Amendment on behalf of the Trustees of the Trust.

WHEREAS, the Trustees reorganized Oppenheimer Quest International Value Fund as a trust fund under the laws of the Commonwealth of Massachusetts under a Declaration of Trust dated September 14, 2009, (the “Declaration of Trust”); and

WHEREAS, the Trustees, acting pursuant to Section 11.1 of ARTICLE XI of the Declaration of Trust desire to make a permitted change to said Declaration of Trust by vote of a majority of the Trustees, to change the name of the Trust from "Oppenheimer Quest International Value Fund" to “Oppenheimer International Value Fund” and have authorized the undersigned officer to execute this Amendment on their behalf.

NOW, THEREFORE, ARTICLE I of the Declaration of Trust is amended by deleting Section 1 of ARTICLE I and replacing it with the following:

Section 1. Name. This Trust shall be known as “Oppenheimer International Value Fund” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

Acting pursuant to Section 11.1 of ARTICLE XI, the undersigned signs this amendment by and on behalf of the Trustees.

                                                                                 /s/ A. Taylor Edwards

A. Taylor Edwards

Assistant Secretary